Exhibit 1

NOVATEL INC.

Quarterly Report

For the Three Month Period Ended March 31, 2007

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = U.S. $0.9328 on June 18, 2007), and are presented in accordance with accounting principles generally accepted in Canada. The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon its financial statements and, more particularly, income and shareholders’ equity, are disclosed in Note 20 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2006 filed as part of the Company’s Form 20-F with the U.S. Securities and Exchange Commission and in Note 12 of Notes to Condensed Consolidated Financial Statements for the three months ended March 31, 2007 contained in this report.

Certain statements in this Quarterly Report, including those about the Company’s future plans and intentions, financial guidance, risk factors, long-term growth prospects, levels of activity or other future events, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements, including operating results of the Company’s joint venture Point, Inc. (“Point”), U.S. dollar to Canadian dollar exchange rate fluctuations, establishing and maintaining effective distribution channels, certification and market acceptance of NovAtel’s new products, the impact and timing of large orders, dependence on key customers, credit risks of customers and the Company’s joint venture Point, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, product defects, the impact of industry consolidations, including the proposed merger between Sokkia Co. Ltd. and Topcon Corp., vulnerability to general economic, market and business conditions, competition, environmental and other actions by governmental authorities, reliance on key personnel and other factors described in the Company’s Form 20-F for the year ended December 31, 2006 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this Quarterly Report, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

i

NOVATEL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands, Canadian dollars)

	March 31, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$3,588	$3,853
Short-term investments (includes compensating balances of $4,158 at March 31, 2007 and December 31, 2006)	48,811	45,454
Accounts receivable	15,303	13,697
Related party receivables (Note 9)	996	920
Related party notes receivable (Note 9)	461	378
Inventories (Note 3)	8,255	8,075
Prepaid expenses and deposits	709	578
Future income tax asset — current portion	3,587	3,356
Total current assets	81,710	76,311

Capital assets	6,306	6,079
Intangible assets (Note 5)	6,976	6,719
Goodwill	1,494	1,494
Other assets	865	816
Deferred development costs (Note 4)	1,188	1,253
Future income tax asset — long term portion	4,558	4,296
Total assets	$103,097	$96,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$12,455	$12,336
Related party payables (Note 9)	13	72
Notes payable (Note 10)	622	541
Deferred revenue and customer deposits	936	692
Provision for future warranty costs	849	816
Total current liabilities	14,875	14,457

Licence fee payable	509	691
Deferred gain on sale/leaseback of capital assets	204	231
Total liabilities	15,588	15,379
Commitments, contingencies and guarantees (Note 8)

Shareholders’ equity:
Capital stock (Note 6) (common shares issued and outstanding: 8,565 at March 31, 2007 and 8,529 at December 31, 2006)	41,318	40,953
Contributed surplus	1,876	1,647
Retained earnings	44,362	38,989
Accumulated other comprehensive income (loss)	(47)	―
Total shareholders’ equity	87,509	81,589
Total liabilities and shareholders’ equity	$103,097	$96,968

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(in thousands, except per share data, Canadian dollars)

	Three Months Ended
	March 31, 2007	March 31, 2006
Revenues:
Product sales (Note 9)	$19,216	$17,405
NRE fees	1,041	1,045
Total revenues	20,257	18,450

Cost of sales:
Cost of product sales (Note 9)	7,313	6,734
Cost of NRE fees	651	622
Total cost of sales	7,964	7,356

Gross profit	12,293	11,094

Operating expenses:
Research and development	3,814	3,189
Selling and marketing	1,895	1,700
General and administration	2,160	1,686
Foreign exchange gain	(69)	(102)
Total operating expenses	7,800	6,473

Operating income	4,493	4,621

Interest income, net	494	287
Other expense	(52)	(20)

Income from operations before income taxes	4,935	4,888

Income taxes
Current provision	55	81
Future income tax (benefit) expense	(493)	(428)
Total income tax (benefit) expense	(438)	(347)

Net income	$5,373	$5,235

Net income per share (basic)	$0.63	$0.62
Weighted average shares outstanding (basic) (Note 6)	8,550	8,377

Net income per share (diluted)	$0.61	$0.59
Weighted average shares outstanding (diluted) (Note 6)	8,851	8,817

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’
EQUITY AND COMPREHENSIVE INCOME (unaudited)

(in thousands, Canadian dollars)

	Common Number	Shares Amount	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance January 1, 2007	8,529	$40,953	$1,647	$38,989	$(132)	$81,457
Common shares issued pursuant to exercise of stock options (Note 11)	36	365	(43)	―	―	322
Stock-based compensation (Note 11)	―	―	272	―	―	272
Net income	―	―	―	5,373	―	5,373
Net unrealized loss on foreign exchange contracts (Note 7)	―	―	―	―	(1)	(1)
Reclassification adjustment on cash flow hedges (Note 7)	―	―	―	―	86	86
Balance March 31, 2007	8,565	$41,318	$1,876	$44,362	$(47)	$87,509

Comprehensive income― Three months ended March 31, 2007

Net income	$5,373
Net unrealized loss on foreign exchange contracts (Note 7)	(1)
Reclassification adjustment on cash flow hedges (Note 7)	86
Total comprehensive income	$5,458

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands, Canadian dollars)

	Three Months Ended
	March 31, 2007	March 31, 2006
Operating activities:
Net income	$5,373	$5,235
Charges and credits to operations not involving an outlay of cash:
Amortization	899	847
Loss on disposal of capital assets	12	―
Current income tax provision and future income tax benefit	(438)	(367)
Benefit of investment tax credits	―	―
Stock-based compensation expense (Note 11)	272	505
Amortization of deferred gain on sale/leaseback of capital assets	(27)	(28)
Accretion on royalty payable	56	―
Net change in non-cash working capital related to operations:
Increase in accounts receivable and related party receivables	(1,682)	(4,164)
Increase in inventories	(180)	(644)
(Increase) decrease in prepaid expenses and deposits	(131)	121
(Decrease) increase in accounts payable, accrued liabilities and related party payables	(193)	1,393
Increase in deferred revenue	244	304
Increase in provision for future warranty costs	33	40
Increase in other assets	(49)	―
Cash provided by operating activities	4,189	3,242
Financing activities:
Issuance of shares (Note 6)	322	301
Related party notes receivable (Note 9)	(87)	(374)
Notes payable (Note 10)	87	535
Effect of exchange rate changes on financing activities	(2)	3
Cash provided by financing activities	320	465
Investing activities:
Purchase of capital and intangible assets	(1,417)	(1,355)
Proceeds from disposal of capital assets	―	4
Purchase of short-term investments	(15,531)	(12,429)
Proceeds from short-term investments	12,174	10,395
Cash used in investing activities	(4,774)	(3,385)

Increase (decrease) in cash and cash equivalents	(265)	322
Cash and cash equivalents, beginning of period	3,853	2,721
Cash and cash equivalents, end of period	$3,588	$3,043
Interest paid related to bank advances and capital lease obligations	―	―
Income taxes paid	―	$20

See accompanying notes to the condensed consolidated financial statements.

NOVATEL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(in thousands, Canadian dollars, except per share data)

Note 1 Basis of Presentation and Nature of Business

The condensed consolidated financial statements for the three month periods ended March 31, 2007 and March 31, 2006 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 12. The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The adjustments are of a normal recurring nature. The financial statements follow the same accounting policies and methods of their application as the audited annual consolidated financial statements for the year ended December 31, 2006, except as disclosed below. The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. Accordingly, the unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission (“SEC”).

Note 2 Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1530, Comprehensive Income (“Section 1530”), Handbook Section 3855, Financial Instruments - Recognition and Measurement (“Section 3855”), Handbook Section 3861, Financial Instruments - Disclosure and Presentation (“Section 3861”) and Handbook Section 3865, Hedges (“Section 3865”). These standards were adopted prospectively. Accordingly, comparative amounts for prior periods have not been restated.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of Net Income and Other Comprehensive Income (“OCI”). OCI represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The interim consolidated financial statements include a Consolidated Statement of Comprehensive Income for the changes in these items during the first quarter of 2007, while the cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”), which is presented as a new category of Shareholders’ Equity on the consolidated balance sheet.

Financial Instruments - Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the consolidated statement of operations. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated in effective cash flow hedges or hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation. Refer to the Hedges section.

Section 3855 also provides an entity the option to designate a financial instrument as held-for-trading (the fair value option) on its initial recognition or upon adoption of the standard, even if the financial instrument, other than loans and receivables, was not acquired or incurred principally for the purpose of selling or repurchasing it in the near term. An instrument that is classified as held-for-trading by way of this fair value option must have reliable fair value.

Other significant accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost, and the recognition of the inception fair value of the obligation undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees. No subsequent remeasurement at fair value is required unless the financial guarantee qualifies as a derivative. If the financial guarantee meets the definition of a derivative it is remeasured at fair value at each balance sheet date and reported as a derivative in other assets or other liabilities, as appropriate.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold.

In a fair value hedging relationship, the carrying value of the hedged item is adjusted for unrealized gains or losses attributable to the hedged risk and recognized in net income. Changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, are offset by changes in the fair value of the hedging derivative, which is also recorded in net income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to net income over the remaining term of the original hedging relationship.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to net income during the periods when the variability in the cash flows of the hedged item affects net income. Gains and losses on derivatives are reclassified immediately to net income when the hedged item is sold or early terminated.

Impact upon adoption of Sections 1530, 3855 and 3865

The transition adjustments attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges or hedges of foreign currency exposure of net investment in self-sustaining foreign operations, are recognized in opening retained earnings as at January 1, 2007. There was no material impact to opening retained earnings.

For hedging relationships existing prior to adopting Section 3865 that continue to qualify for hedge accounting under the new standard, the transition accounting is as follows: (i) Fair value hedges - any gain or loss on the hedging instrument was recognized in opening retained earnings and the carrying amount of the hedged items was adjusted by the cumulative change in fair value attributable to the designated hedged risk and was also included in opening retained earnings; (ii) Cash flow hedges - the effective portion of any gain or loss on the hedging instrument was recognized in opening AOCI and the cumulative ineffective portion was included in opening retained earnings.

The Company recorded a transition adjustment in the consolidated financial statements related to the recognition in opening AOCI of $132 related to cumulative losses on the effective portion of the Company’s cash flow hedges that are now required to be recognized under Sections 3855 and 3865 (see Note 7).

Other New Standards

Effective January 1, 2007, the Company adopted CICA Handbook Section 3251, Equity (“Section 3251”). Section 3251 prescribes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530. The adoption of Section 3251 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes (“Section 1506”). The standard prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. The standard requires the retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. The adoption of Section 1506 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2007, the Company adopted the Emerging Issues Committee (EIC) Abstract 163 - Determining the Variability to be Considered in Applying AcG 15” (“EIC-163”). This abstract, which is harmonized with the equivalent United States FASB Staff Position (FSP) FIN 46(R) - 6 - Determining the Variability to be Considered in Applying FASB Interpretation No. 46 (R), provides guidance on how an enterprise should determine the variability to be considered in applying AcG 15 -Consolidation of Variable Interest Entities. The abstract is to be applied prospectively to all entities with which an enterprise first becomes involved and to all entities previously required to be analyzed under AcG 15 when a reconsideration event has occurred beginning the first day of the first reporting period beginning on or after January 1, 2007. The implementation of EIC 163 did not have a material impact on the Company’s consolidated financial statements.

Note 3 Inventories

	March 31, 2007	December 31, 2006
Raw materials and components	$3,576	$3,626
Work-in-progress	1,511	1,052
Finished goods	3,168	3,397
	$8,255	$8,075

Note 4 Deferred Development Costs

	March 31, 2007	December 31, 2006
Deferred development costs	$2,900	$2,900
Accumulated amortization	(1,712)	(1,647)
	$1,188	$1,253

The Company has deferred certain costs related to the development of a certified aviation GPS receiver. The Company amortizes these deferred costs using a method similar to the unit-of-production method of amortization. The following table discloses the development costs which have been deferred and the related amortization.

	Three Months Ended
	March 31, 2007		March 31, 2006
Deferred development costs	$	―	$—
Amortization of deferred development costs		$65	$165

At March 31, 2007, the Company had deferred $1,188 of development costs, net of accumulated amortization. The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver. On April 5, 2004, the Company and CMC Electronics entered into a Strategic Cooperation Agreement which inter alia provides for certain guaranteed future payments over the following four years. Under the current business programs between the Company and CMC Electronics, the Company would expect these guaranteed future payments to recover approximately 35% of the $1,188 of deferred development costs outstanding as of March 31, 2007. The Company expects the balance of the deferred development costs to be recovered by payments from CMC Electronics beyond April 2008. Should future actual or estimated sales of this receiver be materially lower than that currently estimated, all or a portion of the deferred development costs would be charged to results of operations.

Note 5 Intangible Assets

	March 31, 2007			December 31, 2006
	Gross Value	Accumulated Amortization	Net Book Value	Gross Value	Accumulated Amortization	Net Book Value
Patents and trademarks	$4,811	$3,307	$1,504	$4,690	$3,238	$1,452
Technology	6,063	2,619	3,444	5,845	2,517	3,328
Software licences	4,473	2,927	1,546	4,195	2,775	1,420
Market presence of CMC Electronics OEM GPS and Waypoint’s product lines	906	424	482	906	387	519
Total intangibles	$16,253	$9,277	$6,976	$15,636	$8,917	$6,719

For the three months ended March 31, 2007 and 2006, the amortization expense of intangibles was $360 and $303, respectively. The weighted average amortization period is 7.0 years.

The estimated aggregate amortization expense for the years ending on December 31 is as follows:

2007	$1,485
2008	1,372
2009	1,198
2010	992
2011	770

Note 6 Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which 8,565 common shares are outstanding as of March 31, 2007 (8,529 as of December 31, 2006).

Net income per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding. Diluted net income per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant. The options have vesting periods ranging from one to four years and expire between five and ten years from the date of the grant. As of March 31, 2007, the Company had issued 523 unexercised options to purchase common shares under its stock-based compensation plans.

A summary of the status of the Company’s stock option plans as of March 31, 2007, and changes during the three month period ended on that date is presented below:

Options	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1, 2007	567	U.S. $16.47
Granted	―	―
Exercised	(37)	7.45
Forfeited	(7)	28.97
Outstanding at March 31, 2007	523	U.S. $ 16.95
Options exercisable at March 31, 2007	296	U.S. $ 5.10

The following table summarizes information about the stock option plans as of March 31, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
U.S.$ 32.50 to $39.58	153	4.1	U.S. $39.18	6	U.S. $32.50
$ 13.16 to $19.61	100	3.1	19.57	21	19.61
$ 7.50 to $11.25	48	0.9	8.42	47	8.39
$ 4.00 to $ 4.94	1	5.0	4.00	1	4.00
$ 2.25 to $ 3.44	198	5.4	2.35	198	2.35
$ 1.38 to $ 2.00	23	3.5	1.64	23	1.64
U.S.$ 1.38 to $39.58	523	4.1	U.S. $16.95	296	U.S. $5.10

The Company granted 181 options to purchase common shares of the Company to employees on June 6, 2007. The options have an exercise price of U.S. $38.34, vest over four years and expire five years from the date of grant.

The aggregate intrinsic value of options outstanding and exercisable at March 31, 2007 was U.S. $10,525 and U.S. $9,458 respectively. The total intrinsic value of options exercised during the three month period ended March 31, 2007 was U.S. $1,111.

A summary of the Company’s unvested options as at March 31, 2007, and changes during the three month period then ended, is presented below:

Options	Number of Options	Weighted- Average Fair Value
Outstanding at January 1, 2007	278	U.S. $	11.16
Granted	―	―
Vested	(44)	2.17
Forfeited	(7)	11.66
Outstanding at March 31, 2007	227	U.S. $	12.89

The following table represents the potential dilutive effect of options which have been issued, and could be exercised by the option holder:

	Three Months Ended
	March 31, 2007	March 31, 2006
Weighted average common shares outstanding (basic)	8,550	8,377
Dilutive effect of options	301	440
Weighted average common shares outstanding (diluted)	8,851	8,817

The following table represents options that were excluded from the calculation of net income per share (diluted), due to an antidilutive effect as a result of the exercise price being higher than the market price of the stock in the period:

Three Months Ended
March 31, 2007	March 31, 2006
149	―

Note 7 Financial Instruments, Hedges and Comprehensive Income

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855 Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These standards were adopted prospectively. Accordingly, comparative amounts for prior periods have not been restated.

Financial Instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in the consolidated statement of operations. Financial assets held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value as of the balance sheet date. Financial assets having a fixed or determinable payment and a fixed maturity which the Company has the positive intention and ability to hold to maturity are classified as held-to-maturity.

Derivative instruments are recorded on the consolidated balance sheet at fair value, including any derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. The Company has determined that its contracts currently in effect do not contain embedded derivatives.

Upon adoption of Section 3855, the Company has made the following designation of its financial assets and liabilities:

Balance Sheet Classification	Designation	Measurement basis

Cash	Held for trading	Fair value
Cash equivalents	Held for trading	Fair value
Short term investments	Held to maturity	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Related party receivables	Loans and receivables	Amortized cost
Related party notes receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Held for trading/Other financial liabilities (1)	Fair value/Amortized cost(1)
Related party payables	Other financial liabilities	Amortized cost
Notes payable	Other financial liabilities	Amortized cost
Licence fee payable	Other financial liabilities	Amortized cost

(1)
At March 31, 2007, accounts payable and accrued liabilities includes an accumulated loss of $193 on derivatives consisting of U.S. forward foreign exchange contracts ($316 at December 31, 2006). At each balance sheet reporting date, this amount is revalued to its fair value based on current observable market data, and the net change is recorded in foreign exchange gain (loss) on the Company’s consolidated statement of operations for the period.

Amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility.

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The Company determines fair value of its financial instruments by comparison with observable current market transactions in the same instrument. Derivatives that are not designated in hedging relationships are classified as held-for-trading, and changes in the fair values of such derivative instruments are recognized in the consolidated statement of operations for the period. In the period ended March 31, 2007, the Company recorded a gain of $123 related to derivative financial instruments which were not designated as hedges. This gain is included in foreign exchange gain (loss) on the consolidated statement of operations.

The carrying values of certain financial instruments, which include cash equivalents and short-term investments, accounts receivable, related party receivables, related party notes receivable, deposits, accounts payable, related party payables, notes payable and customer deposits approximate their fair value because of the near-term maturity of these instruments.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied, and the accounting for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in self-sustaining foreign operations. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold.

In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar, and between the Canadian dollar and the Euro. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions. The process includes linking hedging instruments to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in cash flows of hedged items. The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar and Euro denominated revenues. The contracts are not used for trading or speculative purposes.

Effective July 18, 2006, the Company has discontinued the designation of certain new forward currency contracts as hedges against forecasted transactions.

At March 31, 2007, the Company had forward foreign currency contracts to sell U.S. $10,500 between April 30, 2007 and October 31, 2007 at rates between $0.8525 and $0.9011 U.S. dollar per Canadian dollar. These derivative instruments have not been designated as hedges and are, therefore, classified as held-for-trading and marked to fair value as of each reporting date. Any gains or losses relating to these contracts have been recorded in the consolidated statement of operations.

Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments.

To the extent that the derivative instruments are designated as effective cash flow hedges, the changes in fair value are reported in comprehensive income. When hedge accounting is discontinued, either because the derivative no longer qualifies as an effective hedge or due to termination or sale of the derivative, the amounts previously recognized in Accumulated Other Comprehensive Income (“AOCI”) are reclassified to net income.

At March 31, 2007, the Company had forward currency contracts to sell €555 between June 29, 2007 and September 28, 2007 at rates between € 0.6498 and €0.6965. The Company has determined that these instruments qualify as effective cash flow hedges, therefore, under the new standard, any gains or losses resulting from changes in fair value of these instruments are reported in comprehensive income.

Transition adjustments

    Since the Company had valued its held-for-trading derivative financial instruments at December 31, 2006 at fair value, there was no transition adjustment to retained earnings upon adoption of Section 3855. For those instruments that were designated as effective hedges as at December 31, 2006 and at March 31, 2007, there was an opening adjustment to AOCI of $132 foreign exchange loss on January 1, 2007. When certain outstanding forward foreign currency contracts settled in the three months ended March 31, 2007, $86 of the loss was reclassified to net income. In addition, during the three months ended March 31, 2007, there was a $1 unrealized loss on forward foreign exchange contracts.

Note 8 Commitments, Contingencies and Guarantees

a) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

On July 6, 2006, the Company received notice that a Statement of Claim had been filed in the Province of Alberta alleging a breach of confidential information and a non-disclosure agreement by the Company and its Chief Technology Officer relating to the development of certain technology and an associated U.S. patent application for the seismic industry. The Company has sought legal advice on this matter and believes that the claim is without merit. The Company has defended the action and on December 29, 2006, the Statement of Claim was dismissed by the provincial court. On January 2, 2007, the plaintiff in this matter filed a Notice of Appeal of the dismissal judgment. On March 21, 2007, the appellate court ruled in favour of the plaintiff’s appeal. The Company expects this matter to proceed to trial in October 2007. In the opinion of management, the ultimate liability with respect to this matter is not expected to materially affect the financial position or results of operations.

b) In the normal course of operations, the Company provides indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts and service agreements. These indemnification agreements may require the Company to compensate the counterparties for costs incurred as a result of various events, changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay counterparties. Historically, the Company has not made any payments under such indemnifications and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Note 9 Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Three Months Ended
	March 31, 2007	March 31, 2006

Product sales to Point, Inc.	$579	$423
Services provided to Point, Inc.	42	44
Engineering services charged by Point, Inc.	20	14
Engineering services charged to Point, Inc.	32	61
Inventory purchased from Point, Inc.	14	16

Related party receivables at March 31, 2007 consist of $996 from Point, Inc. ($920 at December 31, 2006). Related party payables at March 31, 2007 consist of amounts due to Point, Inc. of $13 ($72 at December 31, 2006).

The related party notes receivable of $461 ($378 at December 31, 2006) reflects the Company’s interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. (“Sokkia”) of U.S. $1,885. The loans are secured by the assets of Point, Inc., bear interest at 5.5% and are due on August 31, 2007 (see Note 10).

On March 12, 2007, the Company and Sokkia advanced U.S. $300 in new loans to Point, Inc. with the Company’s share being U.S. $147.

Note 10 Investment in Point, Inc.

The Company and Sokkia Co., Ltd. participate in a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis. The consolidated financial statements presented herein include the Company’s proportionate share of the accounts of Point, Inc.

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc.

	March 31, 2007	December 31, 2006
Current assets	$2,154	$1,537
Non-current assets	153	174
Total assets	$2,307	$1,711

Current liabilities	1,701	1,314
Long-term liabilities	―	―
Total liabilities	$1,701	$1,314

	Three Months Ended
	March 31, 2007	March 31, 2006
Revenues	$2,112	$1,783
Gross profit	724	534
Expenses	(700)	650
Income (loss)	24	(116)

Cash provided by (used in):
Operating activities	$(74)	$(783)
Investing activities	(1)	(48)
Financing activities	87	547
Effect of exchange rate changes on financing activities	(6)	10

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $622 ($541 at December 31, 2006). The loans are secured by the assets of Point, Inc., bear interest at 5.5% and are due on August 31, 2007. On March 12, 2007, the Company and Sokkia advanced U.S. $300 in new loans to Point, Inc. with the Company’s share being $147. As of March 31, 2007, Point, Inc. had borrowed U.S. $1,885 in aggregate from the Company and Sokkia.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution, sales and financing. Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired. These financial statements do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

On March 16, 2007, Topcon Corp. (“Topcon”) and Sokkia announced that they had entered into an agreement to form a “combined” entity. Topcon has GNSS technology and products that compete with those supplied by NovAtel to Point. The agreement under which NovAtel and Sokkia established Point expires in July 2009. The loss of Point or Sokkia, or both, as a customer or a substantial decrease in sales to Point could have a material adverse effect on NovAtel’s business, financial condition and results from operations.

Note 11 Stock-Based Compensation

At March 31, 2007, the Company had issued 523 unexercised options to employees and directors to purchase common shares under its stock-based compensation plans (see Note 6).

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002, as required by amended CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock-based compensation expense and a credit to contributed surplus. The Company recognized stock-based compensation expense related to stock options of $272 and $170 for the three month periods ended March 31, 2007 and 2006, respectively.

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in the year ended December 31, 2006: dividend yield of 0%; expected lives of 3 years; expected volatility of between 66% and 72% and a risk-free interest rate of between 4.03% and 4.31%. No options were granted in the three month periods ended March 31, 2007 and 2006.

On January 1, 2004, the Company established a new Long Term Incentive Plan (“LTI Plan”), which authorized the grant of approximately 44 phantom shares to employees of the Company. All grants of phantom shares under the LTI Plan had a three-year cliff vesting and vested on December 31, 2006. Payments under the LTI Plan of $2,005 were made in cash in February 2007. The Company currently has no phantom share plan, effective January 1, 2007.

For the three month periods ended March 31, 2007 and 2006, the Company recognized $nil and $335, respectively, in compensation expense related to phantom shares.

Note 12 Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) Deferred Development Costs (see Note 4)

As of March 31, 2007, the Company had deferred $1,188 of development costs, net of accumulated amortization, related to the development of a certified aviation GPS receiver. There were no deferrals of development costs in the three month periods ended March 31, 2007 and 2006, which under U.S. GAAP would have been expensed as incurred as research and development costs.

In the three month periods ended March 31, 2007 and March 31, 2006, the Company amortized $65 and $165, respectively, of deferred development costs in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

b) Stock-Based Compensation

Effective January 1, 2004, under Canadian GAAP, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as stock-based compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value is reclassified from contributed surplus to share capital.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS 123R”), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. SFAS 123R also modifies certain measurement and expense recognition provisions of SFAS 123 that impact the Company, including the requirement to estimate employee forfeitures each period when recognizing compensation expense and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award, resulting in differences from Canadian GAAP. Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation to employees and directors using the intrinsic value method in accordance with APB Opinion No. 25 as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense related to the Company’s stock options had been recognized in the Company’s consolidated statement of operations for U.S. GAAP purposes, as the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Effective January 1, 2006, under U.S. GAAP, the Company adopted SFAS 123R using the modified prospective transition method and accordingly, the results of prior periods have not been restated. SFAS 123R requires stock-based compensation to be estimated using the fair value on the date of grant using an option pricing model. Under the modified prospective method, the Company expenses the value of the portion of the stock based awards that is expected to vest over the related employees’ requisite service periods for U.S. GAAP purposes. The adoption of SFAS 123R under U.S. GAAP created differences in the accounting treatment of stock based compensation from Canadian GAAP, relating primarily to the application of forfeiture rates.

SFAS 123R requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. As share-based compensation expense recognized in the consolidated statement of operations for the three months ended March 31, 2007 and March 31, 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Prior to the adoption of SFAS 123R, the Company recognized forfeitures as they occurred. As of March 31, 2007, the annual forfeiture rate applied to the Company’s stock option plans was 2%.

The compensation cost under U.S. GAAP that has been charged against income for the Company’s share-based award plans was $260 and $489, respectively for the three months ended March 31, 2007 and 2006. The total income tax benefit recognized in the statements of operations for stock-based award compensation was nil for the three months ended March 31, 2007 and 2006.

As of March 31, 2007, there was $2,430 of unrecognized compensation cost related to the Company’s stock option plans that is expected to be recognized over a weighted average period of 2.8 years.

Cash received from exercise under all share-based payment arrangements was $322 and $301 for the three months ended March 31, 2007 and 2006, respectively. Tax benefits realized by the Company related to these exercises were nil.

c) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. Under U.S. GAAP, the accounting for derivative instruments and hedging activities is contained in the Statement of Financial Accounting Standard No. 133, as amended by SFAS 137, SFAS 138 and SFAS 149 (“SFAS 133”). SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in the fair value be recognized currently in income unless specific hedge accounting criteria are met. For cash flow hedges, changes in the fair value of the derivative instrument are recognized in net earnings in the same period as the hedged item and any changes in the fair value prior to that period are recognized in other comprehensive income. For fair value hedges, both the derivative instrument and the underlying commitment are recognized on the balance sheet at their fair value and any changes in the fair value are recognized currently in net income. Prior to July 18, 2006, the Company’s foreign exchange contracts have been accounted for as cash flow hedges. Foreign exchange contracts entered into after July 18, 2006 have been recorded at fair value and any changes in fair value have been recognized in net earnings.

Under U.S. GAAP, SFAS 133 would result in a decrease in total assets of $nil as of March 31, 2007 (a $132 decrease as of December 31, 2006) related to the fair value of the Company’s foreign exchange contracts.

d)	Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line. The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence. Under U.S. GAAP, when accounting for transfer of assets between entities under common control, the entity that receives the net assets or the equity interest would initially recognize the assets and liabilities transferred at their carrying amounts at the date of transfer. Any excess of consideration given over the controlling shareholders’ carrying value would be accounted for as a reduction of equity.

e) Investment in Joint Ventures

The accounts of the Company’s 49% joint venture interest in Point, Inc. are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in this joint venture would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

f) Provision for Future Warranty Costs

The changes in the provision for future warranty costs during the three month periods ended March 31, 2007 and March 31, 2006 are as follows:

	March 31, 2007	March 31, 2006
Opening balance, beginning of period	$816	$693
Additions to provision	256	89
Costs incurred	(223)	(49)
Ending balance, end of period	$849	$733

g) Investment Tax Credits

Under Canadian GAAP, the Company uses the cost reduction method to account for its investment tax credits. The investment tax credits relate to certain research and development expenses and are recognized when there is reasonable assurance that the Company will be able to realize the benefit of these credits. In the three month period ended March 31, 2007 and March 31, 2006, the Company recognized $nil investment tax credits.

Under U.S. GAAP, the Company would use the flow through method to account for its investment tax credits and would record the recognition of investment tax credits as a reduction of the current income tax provision.

h) Adoption of New Accounting Standards (U.S. GAAP)

Effective January 1, 2007, the Company adopted the guidelines of EITF Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF 06-3”).  EITF 06-3 provides guidance on how taxes directly imposed on revenue producing transactions between a seller and customer that are remitted to governmental authorities should be presented in the income statement (i.e. gross versus net presentation).  EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006.  The impact of EITF 06-3 did not have a material impact on the Company’s results of operations and financial condition.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”) entitled Accounting for Uncertain Tax Positions - an interpretation of SFAS No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The evaluation of a tax position in accordance with this interpretation is a two-step process. Under the recognition step an enterprise determines whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. Under the measurement step a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company has analyzed its filing positions in its major tax jurisdictions which include Canada, Alberta, United States and various states, United Kingdom and Australia. With minor exceptions, the Company’s tax returns are open for examination by the tax authorities in the major jurisdictions as follows: Canada from 2003 through 2006, United States federal and various states from 2002 through 2006, United Kingdom for 2005 and 2006 and Australia for 2006.

The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no liability for uncertain income tax positions has been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

The Company may, from time to time, be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the financial results. In the event the Company received an assessment for interest and/or penalties, it has been classified in the financial statements as general and administrative expense.

Effective January 1, 2007, the Company adopted the guidelines of the FASB Statement of Financial Accounting Standard (“SFAS”) No. 155, Accounting for Certain Hybrid Financial Instruments - an amendment to FASB Statements No. 133 and 140 (“SFAS 155”). SFAS 155 simplifies the accounting for certain hybrid financial instruments containing embedded derivatives. SFAS 155 allows fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). In addition, it amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”), to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired, issued, or subject to a re-measurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The implementation of SFAS 155 did not have a material impact on the Company’s results of operations and financial condition.

i) Summary of the Differences between Canadian and U.S. GAAP

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Three Months Ended
	March 31, 2007	March 31, 2006
Net income — Canadian GAAP	$5,373	$5,235
Adjustments to U.S. GAAP
Amortization of deferred development costs (a)	65	165
Stock-based compensation expense (b)	12	16
Amortization of intangibles acquired from CMC Electronics (d)	31	31

Net income before cumulative effect of accounting change — U.S. GAAP	$5,481	$5,447
Cumulative effect of accounting change (b)	―	23

Net income — U.S. GAAP	$5,481	$5,470

Net unrealized (loss) gain on foreign exchange contracts (c)	(1)	(107)
Reclassification adjustment on cash flow hedges	86	(167)
Comprehensive income — U.S. GAAP	$5,566	$5,196

	March 31, 2007	December 31, 2006
Total Assets

Canadian GAAP	$103,097	$96,968
Adjustments to U.S. GAAP
Deferred development costs (a)	(1,188)	(1,253)
Fair value of financial instruments (c)	―	(132)
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(26)	(57)
U.S. GAAP	$101,883	$95,526

Total Shareholders’ Equity

Canadian GAAP	$87,509	$81,589
Adjustments to U.S. GAAP
Deferred development costs (a)	(1,188)	(1,253)
Stock-based compensation (b)	16	16
Reduction of intangibles acquired from CMC Electronics to carrying value (d)	(492)	(492)
Amortization of intangibles acquired from CMC Electronics (d)	466	435
	$86,311	$80,295

Accumulated other comprehensive loss	―	(132)

U.S. GAAP — including accumulated other comprehensive loss	$86,311	$80,163

j) Net Income per Share

Net income per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Three Months Ended
	March 31, 2007	March 31, 2006
Net Income per share
Canadian GAAP — basic	$0.63	$0.62
U.S. GAAP — basic	$0.64	$0.65

Canadian GAAP — diluted	$0.61	$0.59
U.S. GAAP — diluted	$0.62	$0.62

k) New Canadian and U.S. GAAP Accounting Pronouncements

Canadian Pronouncements

In December 2006, CICA issued Section 3862 - Financial Instruments - Disclosures.  This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In December 2006, CICA issued Section 1535 -Capital Disclosures. This standard requires entities to provide disclosures in their financial statements that enable users to evaluate the entity’s objectives, policies and provisions for managing capital.

In December 2006, CICA issued Section 3863 - Financial Instruments - Presentation This standard establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. CICA Sections 3862, 3863 and 1535 are effective for annual and interim periods beginning on or after October 1, 2007.

In early 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board has developed and published a detailed implementation plan with an expected changeover to International Financial Reporting Standards on January 1, 2011. The Company is in the process of reviewing the impact of this plan on its consolidated financial statements.

U.S. Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (including an amendment of FASB Statement No. 115. The statement would create a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings as those changes occur. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management is in the process of reviewing the requirements of this recent statement.

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements (“SFAS 157”).  SFAS 157 provides accounting guidance on the definition of fair value and establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company plans to adopt the provisions of SFAS 157 on January 1, 2008.  The Company is currently assessing the impact of the adoption of SFAS 157 on its results of operations and financial condition.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-1 Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider (“EITF 06-1”). EITF 06-1 provides accounting guidance on the consideration given by a service provider to a manufacturer or reseller of specialized equipment for the reduction of the price of such equipment to an end-customer which is necessary for an end-customer to receive service from the service provider. EITF 06-1 is effective for fiscal years beginning after June 15, 2007. The Company will adopt the provisions of EITF 06-1 on January 1, 2008. The Company is in the process of reviewing the requirements and potential impact of EITF 06-1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is a review of the results of operations and the liquidity and capital resources of the Company. It should be read in conjunction with the selected financial data and the consolidated financial statements of the Company and the notes thereto included elsewhere in this Quarterly Report. Certain information included herein is forward looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected.

The Company prepares its financial statements in Canadian dollars and in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company is required to reconcile the material differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”). Such reconciliation is set forth in Note 12 of the unaudited condensed consolidated financial statements of the Company included elsewhere in this Quarterly Report.

Executive Overview

NovAtel designs, markets and sells high-precision Global Navigation Satellite Systems (“GNSS”) and other positioning component technology and sub-systems for a wide variety of commercial applications principally in the aviation, geomatics (surveying and mapping), mining, precision agriculture, unmanned vehicles, port automation, marine and defence industries. NovAtel’s solutions combine hardware, such as receivers and antennas, with software to enable its customers to fully integrate the Company’s high-precision GNSS technology into their respective products and systems. Unless the context requires otherwise, references herein to “NovAtel” or the “Company” refer to NovAtel Inc., including its interest in its joint venture, Point.

The Company’s goal is to become the leading provider of high precision GNSS component technology and subsystems. In order to achieve this objective, NovAtel’s management focuses on achieving average long-run organic revenue growth of 15% to 20% per year (prior to currency fluctuations). Since the Company’s top ten customers generated 69% of revenue in 2006, NovAtel’s ability to achieve its revenue projections and revenue growth will be largely dependent on maintaining successful relationships with its key customers and strategic partners, as well as forming relationships with new key OEM customers.

A substantial portion of the Company’s operating costs are relatively fixed in the short-term, and, consequently, NovAtel’s short-term profitability is largely dependent on achieving projected revenues and forecasted gross margins as a percentage of revenue.

In order for the Company to maintain its technology position within its market, the Company’s management believes that continued significant investment in research and product development programs is required and expects research and development costs, net of customer funding, will be 18% to 20% of revenue in the near term.

As part of the Company’s growth strategy, the Company also focuses on managing working capital, particularly inventory and trade accounts receivable.

The Company uses performance based incentive programs for both senior management and employees. Incentive pay under these programs is dependent on the Company achieving certain corporate objectives, such as operating income targets.

Most of the Company’s revenues (over 95% in 2006) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect results of operations.

The Company’s results of operations have fluctuated and can be expected to continue to fluctuate on a periodic basis as a result of a number of factors which affect revenue, gross margin and operating expenses. Annual and quarterly revenues have fluctuated because of a number of factors, including introduction of new product lines, timing of major contracts, U.S. dollar to Canadian dollar exchange rates, operating results of subsidiaries and joint venture entities, certification and market acceptance of the Company’s new products, impact and timing of large orders, pricing pressures in the market, establishing and maintaining effective distribution channels, fluctuations in non-recurring engineering (“NRE”) fees, seasonality, and other issues affecting customer purchase patterns, and the timing of industry trade shows.

NovAtel’s consolidated financial statements include a 49% proportionate share of the accounts of Point, a geomatics joint venture with Sokkia, as required under Canadian GAAP. The Company sells products to Point which incorporates them into surveying systems that are in turn largely sold through Sokkia’s distribution channels. In addition, the Company provides facilities, computer support and development and logistical support for Point’s Calgary operations. The Company’s consolidated Statements of Operations include the proportionate share of each of the equivalent line items reflected on Point’s Statement of Operations. Similarly, the Company consolidates its proportionate share of each line item of Point’s balance sheet.

On May 14, 2003, the Company acquired CMC Electronics’ non-aviation L1 GPS OEM product line. This product line extended the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market. This increased the Company’s total addressable market in core sectors and also created entry points into new vertical markets, such as timing and marine. The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this product line. The $600,000 royalty payment was paid out in full at the end of 2006. CMC Electronics’ non-aviation L1 GPS OEM product line contributed approximately $3.1 million in revenue in 2006 compared to $3.4 million in 2005.

On October 1, 2005, the Company acquired Waypoint Consulting Inc. (“Waypoint”) for approximately $3.5 million in cash, subject to post closing adjustments to working capital. Of the total purchase price, $2.2 million was paid by December 31, 2005 and $1.2 million held in escrow will be paid in installments over three years, subject to certain conditions. In 2006, $400,000 of the escrow amount was paid. Waypoint’s products include specialized real-time and post-processing GPS and /inertial positioning and trajectory software. The Company plans to leverage Waypoint’s products, intellectual property and expertise across a number of products and market applications. The Waypoint product line contributed $2.1 million in revenue in 2006, compared to $0.5 million in 2005.

Revenue and Expenses

Revenues include product sales and NRE fees. NRE fees are received by the Company from its customers under engineering service contracts. Revenues from product sales consist primarily of sales of OEM GNSS receivers, GNSS antennas, WAAS type receivers and end user products primarily for the survey and mapping market. The Company classifies its revenues into the following three primary categories, Geomatics, Aerospace and Defence, and Special Applications.

The Geomatics category is made up of surveying and mapping markets. Geomatics revenues are largely comprised of NovAtel’s sales to Point, net of intercompany eliminations, and NovAtel’s 49% proportionate share of sales by Point.

The Aerospace and Defence category is made up of aviation and defence markets. These markets utilize the Company’s precision positioning technology for critical components in civil air traffic navigation, flight management systems, and certain military applications.

The Special Applications category is made up of precision agriculture, marine, unmanned vehicles, mining and machine control, and also includes dealers (other than those that can be identified with a particular market sector) and miscellaneous markets. This category also includes sales to Leica Geosystems.

The Company typically maintains control of the technology developed under NRE contracts allowing it to use these technologies to improve its current products and develop new products and solutions.

Total revenue has increased year over year from 2002 to 2006 at a compounded annual growth rate of 24% through sales to new customers as well as through sales of additional products and services to existing customers.

Cost of product sales consists primarily of the cost of the raw materials and components, labour, manufacturing overhead and provisions for obsolete inventory and provisions for warranty obligations. Cost of NRE fees consists primarily of personnel and related costs incurred in providing the engineering services.

Gross margin as a percentage of revenue varies primarily as a result of product sales mix, changes in materials and contract manufacturing costs, liquidation of discontinued inventory and absorption of fixed manufacturing costs.

Research and development expenses consist primarily of compensation and benefit costs of engineering personnel, contracted research and development expenses, amortization of purchased technology, amortization of equipment costs, and facility and computer support costs. Research and development expenses are reduced to the extent they are funded under customer contracts and other engineering development contracts.

Selling and marketing expenses consist primarily of compensation and benefit costs of sales and marketing personnel as well as expenses for advertising, promotion and trade shows, dealer and agent’s commissions, facilities and other expenses related to the sale of products.

General and administration expenses consist primarily of compensation and benefit costs of administrative personnel, professional fees such as legal, audit and insurance costs, corporate overhead, computer support costs and facilities expenses.

STATEMENT OF OPERATIONS DATA (1) (unaudited)

(in thousands, Canadian dollars, except per share data)

	Three Months Ended
	March 31, 2007	March 31, 2006	% Change
Revenues:
Product sales	$19,216	$17,405	10%
NRE fees	1,041	1,045	― %
Total revenues	20,257	18,450	10%

Cost of sales:
Cost of product sales	7,313	6,734	9%
Cost of NRE fees	651	622	5%
Total cost of sales	7,964	7,356	8%
Gross profit	12,293	11,094	11%

Operating expenses:
Research and development	3,814	3,189	20%
Selling and marketing	1,895	1,700	11%
General and administration	2,160	1,686	28%
Foreign exchange gain	(69)	(102)	(32)%
Total operating expenses	7,800	6,473	21%

Operating income	4,493	4,621	(3)%

Interest income, net	494	287	72%
Other expense	(52)	(20)	>100%

Income from operations before income taxes	4,935	4,888	1%

Income taxes
Current provision	55	81	(32)%
Future income tax expense (benefit)	(493)	(428)	15%
Total income tax expense (benefit)	(438)	(347)	26%
Net income	$5,373	$5,235	3%

Net income per share (basic)	$0.63	$0.62
Weighted average shares outstanding (basic)	8,550	8,377

Net income per share (diluted)	$0.61	$0.59
Weighted average shares outstanding (diluted)	8,851	8,817

STATEMENT OF OPERATIONS DATA (1), (2) (unaudited)

(in thousands, U.S. dollars, except per share data)

Three Months Ended March 31, 2007 (2)
Revenues:
Product sales	$17,925
NRE fees	971
Total revenues	18,896

Cost of sales:
Cost of product sales	6,822
Cost of NRE fees	607
Total cost of sales	7,429

Gross profit	11,467

Operating expenses:
Research and development	3,558
Selling and marketing	1,768
General and administration	2,015
Foreign exchange gain	(65)
Total operating expenses	7,276

Operating income	4,191

Interest income, net	461
Other expense	(49)

Income from operations before income taxes	4,603

Income taxes
Current provision	51
Future income tax expense (benefit)	(460)
Total income tax expense (benefit)	(409)
Net income	$5,012

Net income per share (basic)	$0.59
Weighted average shares outstanding (basic)	8,550

Net income per share (diluted)	$0.57
Weighted average shares outstanding (diluted)	8,851

	December 31, 2006	March 31, 2007	U.S. $ Equivalent March 31, 2007 (2)
Balance Sheet Data (1): (in thousands, Canadian dollars)

Working capital	$61,854	$66,835	$62,344
Total assets	96,968	103,097	96,169
Long-term liabilities	691	509	475
Total shareholders’ equity	81,589	87,509	81,628

(1) The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 12 of the Notes to Condensed Consolidated Financial Statements contained in this report.

(2) Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of U.S. $0.9328 per CDN $1.00 which was the exchange rate as of June 18, 2007. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

Three Month Period Ended March 31, 2007 Compared to Three Month Period Ended March 31, 2006

Revenues

Total revenues were $20.3 million in the first quarter of 2007, representing a 10% increase over the $18.5 million revenue in the first quarter of 2006. Since the majority of the Company’s revenue is denominated in U.S. dollars, a weaker U.S. dollar adversely affects NovAtel’s revenues. NovAtel’s U.S. dollar denominated revenue generated an average of approximately CDN $1.16 per U.S. dollar in the first quarter of 2007, compared to CDN $1.17 per U.S. dollar in the first quarter of 2006. The following table sets out revenues of the Company by the categories indicated for the three month periods ended March 31, 2007 and March 31, 2006 and revenues as a percentage of total revenue.

	Three Months Ended ($ thousands)
	March 31, 2007		March 31, 2006		Change
	$	%	$	%	$	%
Geomatics	$3,453	17%	$2,371	13%	$1,082	46%
Aerospace & Defence	2,371	12%	2,272	12%	99	4%
Special Applications	14,383	71%	13,763	75%	620	5%
Other	50	—%	44	—%	6	14%
TOTAL	$20,257	100%	$18,450	100%	$1,807	10%

Geomatics

Geomatics revenue was $3.5 million in the first quarter of 2007, an increase of 46% from the $2.4 million revenue in the first quarter of 2006, due primarily to higher revenues associated with the Company’s joint venture Point, Inc., which were driven by the launch of a new survey product.

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing shipments of product revenue from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point. As of March 31, 2007, the Company had deferred revenue related to product shipments to Point of approximately $688,000, after inter-company eliminations.

On March 16, 2007, Topcon Corp. (“Topcon”) and Sokkia announced that they had entered into an agreement to form a “combined” entity. Topcon has GNSS technology and products that compete with those supplied by NovAtel to Point. The agreement under which NovAtel and Sokkia established Point expires in July 2009. The loss of Point or Sokkia, or both, as a customer or a substantial decrease in sales to Point could have a material adverse effect on NovAtel’s business, financial condition and results from operations and could cause its stock price to decline.

Aerospace and Defence

Aerospace and Defence sales were $2.4 million for the first quarter of 2007, an increase of 4% from $2.3 million for the first quarter of 2006. The Company’s Aerospace and Defence revenues are highly dependent on the timing of large, government-funded programs. The increase in Aerospace and Defence revenues of the Company in the first quarter of 2007 relative to the first quarter of 2006 stems from contracts to develop technology for Europe’s Galileo program, as well as higher revenues with Raytheon Company in a number of aviation related programs.

In November 2005, the Company commenced work on the Galileo Safety of Life project under a CSA contract with CMC Electronics. The Company expects to receive $500,000 funding on this program over approximately 18 months, with equipment deliveries expected by the end of June 2007.

In 2005, the Company received a contract for a portion of the Galileo Reception Chain (GRC) reference receiver development as part of the European Galileo program. The initial contracts valued at €3.7 million, ran from June 2005 to December 31, 2006. The Company recognized $400,000 in revenue in the first quarter of 2007 relating to this contract, compared to $164,000 revenue in the first quarter of 2006. Should the contract proceed to a full award, the program may have a value up to €6.3 million and will be substantially completed by the end of 2008.

Special Applications

Special Applications revenues were $14.4 million in the first quarter of 2007, an increase of 5% from the $13.8 million in the first quarter of 2006. Lower product shipments to Leica Geosystems of $2.4 million, were offset by higher revenues from the agricultural market which increased to $2.4 million in the first quarter of 2007 from $1.0 million in the first quarter of 2006, as well as higher revenue from system integrators and the Company’s dealer network. The Company expects that revenue with Leica Geosystems will comprise 18% to 22% of total revenue in 2007.

Revenues by Geographic Market

The Company derived approximately 54% of its total revenues from the sale of its products to countries outside the United States and Canada in the first quarter of 2007 compared to 60% in the first quarter of 2006. Revenues from these sales decreased to $10.9 million in the first quarter of 2007 from $11.1 million in the first quarter of 2006.

Gross Profit. Gross profit increased to $12.3 million in the first quarter of 2007 from $11.1 million in the first quarter of 2006, primarily as a result of increased revenue. Gross profit as a percentage of total revenues was 60.7% in the first quarter of 2007 compared to 60.1% in the first quarter of 2006, with the increase attributable to a change in product mix, including the benefit of high margin aviation product shipments, on which the Company earns above average gross margins.

Research and development. Research and development expenses increased 20% from $3.2 million in 2006 to $3.8 million in 2007 and increased as a percentage of total revenues from 17.3% in 2006 to 18.8% in 2007. The increase in research and development expenses is primarily attributable to higher employee compensation and benefit costs of $554,000, higher material/services costs of $223,000, higher costs for facilities and IT support services of $168,000, and higher amortization costs of $70,000, partially offset by higher recovery of expenses from customer funded programs of $374,000. The Company believes that significant investments in research and development are required to maintain its technology and compete in its business. The Company expects to spend approximately 19% to 20% of revenue in research and development activities in 2007.

Selling and marketing. Selling and marketing expenses increased 11% from $1.7 million in 2006 to $1.9 million in 2007 and increased as a percentage of revenue from 9.2% in 2006 to 9.4% in 2007. The increased selling and marketing costs were due primarily to higher employee compensation and benefit costs of $115,000, higher costs for facilities and IT support services of $115,000, and higher external commission costs of $43,000, partially offset by lower recruiting and relocations costs of $67,000 and lower provision for doubtful customer accounts receivable of $19,000. The Company expects to spend approximately 9.5% to 10.5% of revenue in selling and marketing activities in 2007.

General and administration. General and administration expenses increased 28% from $1.7 million in 2006 to $2.2 million in 2007 and increased as a percentage of revenue from 9.1% in 2006 to 10.7% in 2007. The increase in general and administration expenses was a result of higher professional fees for legal and audit services of $331,000, higher amortization costs of $78,000, and higher employee compensation and benefit costs of $35,000. The Company expects to spend approximately 9.5% to 10.5% of revenue in general and administration activities in 2007.

Foreign exchange (gain) loss. The Company recorded a foreign exchange gain of $69,000 in the first quarter of 2007 as a result of relative changes in the Canadian dollar to U.S. dollar in the first three months of 2007, compared to a foreign exchange gain of $102,000 in the first quarter of 2006.

Interest income, net. The Company earned net interest income of $494,000 in the first quarter of 2007 compared with $287,000 in the first quarter of 2006, with the increase attributable to higher cash balances being available for investment. The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Provision for Current Income Taxes and Future Income Tax Benefit. The provision for current income taxes consisted primarily of a provision for income tax payable in the United States, United Kingdom, Australia and Canadian federal large corporations’ tax. The provision for current income taxes was $55,000 in the first quarter of 2007, compared to $81,000 in the first quarter of 2006. The decrease was partially attributable to the elimination of Canadian federal large corporations tax.

In the first quarter of 2007, the Company recognized $493,000 of future income tax benefit compared to $428,000 in the first quarter of 2006. The Company recognized the future income tax benefit in the current period on the basis of its improving profitability from 2001 to March 31, 2007 and the Company’s forecasted profitability in the foreseeable future.

Taxes

The Company’s operations are substantially located in Canada and, accordingly, Canada is the Company’s main tax jurisdiction. The Company has not recorded a provision for current income taxes payable in Canada, other than for Canadian federal large corporations tax, income tax related to Waypoint’s operations prior to amalgamation with NovAtel, due to previously incurred losses, credits and costs. As of December 31, 2006, the Company had approximately $120 million of losses, investment tax credits, depreciation and research and development costs that are available to reduce future taxable income and taxes payable primarily in Canada. The Company has determined that the acquisition of a majority of its Common Shares by CMC Electronics in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999, and ONCAP’s acquisition of the majority of the common shares of CMC Electronics in April 2001 each constitute an acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credit may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Revenue Agency audits.

Prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits associated with tax shields, since it was uncertain that these tax benefits were more likely than not to be realized. In determining the valuation allowances to establish against these deferred tax benefits, the Company considers many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, and limitations due to acquisitions-of-control and forecasted earnings. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the future tax benefits will not be realized. Effective 2004, the Company determined, on the basis of consecutive years of increasing profitability from 2001 to March 31, 2007 and the Company’s forecasts of operating results for the foreseeable future, that it was more likely than not that a portion of the future income tax assets would be realized. As part of this analysis, the Company used a seven year moving average to forecast profitability of its operations subject to Canadian income tax.

Accordingly, the Company has recognized future income tax assets of $8.1 million ($3.6 million current and $4.5 million long term) on its balance sheet as of March 31, 2007. The Company recognized a corresponding $2.0 million future income tax benefit in its statement of operations for the year ended December 31, 2006 and an additional $493,000 future income tax benefit in the first quarter of 2007.

Liquidity and Capital Resources

In the three month period ended March 31, 2007, cash provided by operations was $4.2 million, compared to cash provided by operations of $3.2 million in the first quarter of 2006. Cash provided by operations in the three month period ended March 31, 2007 consisted primarily of net income of $5.4 million, $899,000 of amortization expenses, partially offset by $438,000 of non-cash tax related items and an increase in working capital of $1.9 million. The increase in non-cash working capital from December 31, 2006 to March 31, 2007 was caused primarily by an increase in accounts receivable due to growth in the Company’s business, timing of shipments towards the latter part of the first quarter of 2007, and a decrease in accounts payable and accrued liabilities related mainly to the payout of the Company’s phantom share plan in February 2007.

In the three month period ended March 31, 2007, cash provided by financing activities was $320,000, largely due to employee exercises of stock options. In the comparable period in 2006, $465,000 cash was provided by financing activities, related also to employee stock option exercises and new loan advances to Point, Inc. by Sokkia Co. Ltd. and the Company.

In the three month period ended March 31, 2007, cash used in investing activities was $4.8 million, consisting of purchases of $15.5 million of short-term investments, and purchases of $1.4 million of capital equipment and intangible assets, partially offset by proceeds from maturities of short-term investments of $12.2 million. In the three month period ended March 31, 2006, cash used in investing activities was $3.4 million, attributable to the purchase of $12.4 million in short-term investments and $1.4 million of capital equipment and intangible assets, partially offset by proceeds of $10.4 million received upon the maturity of short-term investments.

At March 31, 2007, the Company had cash and short-term investments of $52.4 million. The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $3.9 million to support the margin requirement related to the purchase of up to U.S. $17.0 to 18.0 million of foreign exchange contracts (depending on the maturity date of the contracts). The lines of credit are payable on demand and are secured by certain of the Company’s assets. At March 31, 2007, portions of the lines of credit were utilized to support approximately U.S. $11.0 million of foreign exchange contracts (U.S. $14.0 million at December 31, 2006), leaving $1.7 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional U.S. $6.0 to $7.0 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

The Company believes that its existing cash, cash equivalents, short-term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

Inflation

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

Off Balance Sheet Arrangements

As of March 31, 2007, the Company had no off balance sheet arrangements other than operating leases entered into in the normal course of business.

Contractual Obligations

There have been no material changes to the Company’s contractual obligations and commitments to make future payments under contracts, excluding trade and related party trade payables, from those disclosed in the Company’s Form 20-F for the year ended December 31, 2006.

Quantitative and Qualitative Disclosure About Market Risk

Most of the Company’s revenues (approximately 95% in 2006) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations. Prior to February 2007, in the normal course of business, the Company used foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The contracts were normally for terms of up to twelve months and were used as hedges of a portion of the Company’s U.S. dollar denominated revenues. Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions. Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in these activities. As of February 2007, the Company discontinued its hedging program on a go forward basis.

At March 31, 2007, the Company had forward foreign currency contracts to sell U.S. $10.5 million between April 30, 2007 and October 31, 2007, at rates between $0.8525 and $0.9011 U.S. dollar per Canadian dollar. In addition, the Company had forward foreign exchange contracts to sell €555,000 between June 29, 2007 and September 28, 2007, at a rates of between €0.6498 and €0.6965 per Canadian dollar.

The Company’s operating budget for 2007 is based on an exchange rate of U.S. $0.87 per Canadian dollar. The Company estimates that each $0.01 change in the U.S. dollar to Canadian dollar exchange rate would impact the Company’s 2007 budgeted net income by approximately $550,000, prior to taking into consideration the Company’s remaining forward currency contracts that were entered into under the Company’s prior hedging program and that will mature in 2007. The following table sets forth the potential impact of various hypothetical U.S. dollar to Canadian dollar exchange rates on the Company’s 2007 budgeted net income, prior to taking into consideration the Company’s 2007 hedging program.

U.S. $ per Canadian $	Impact on 2007 Budgeted Net Income
Favourable/(Unfavourable) (CDN$)
$0.82	$2.7 million
$0.83	$2.2 million
$0.84	$1.6 million
$0.85	$1.1 million
$0.86	$0.5 million
$0.87	$― million
$0.88	$(0.5) million
$0.89	$(1.1) million
$0.90	$(1.6) million
$0.91	$(2.2) million
$0.92	$(2.7) million
$0.93	$(3.2) million
$0.94	$(3.8) million

As of June 18, 2007, the exchange rate was U.S. $0.9328 per Canadian dollar.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans and short-term investments.

Legal Proceedings

There has been no material change in legal proceedings since the Form 20-F for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission.